UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 1)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 36,128,000
8. Shared Voting Power
9. Sole Dispositive Power 36,128,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,128,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 35.23%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 102,534,849 shares of common stock issued and outstanding as of May 6, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 36,128,000
8. Shared Voting Power
9. Sole Dispositive Power 36,128,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,128,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 35.23%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 102,534,849 shares of common stock issued and outstanding as of May 6, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

This Amendment No. 1 amends and supplements the certain Schedule 13D filed on February 26, 2008 by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5.	Interest in Securities of the Issuer

Section (d) of Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

(d) Except pursuant to the Pledge Agreement (as defined) described in Item 6 below, no person other than the Filing Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock of the Issuer, held or to be held by the Filing Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following after the first paragraph thereof:

Tracinda entered into a credit agreement, dated April 15, 2008 and amended on May 21, 2008 (as amended, the “Credit Agreement”), for a $600 million revolving credit facility with Bank of America, N.A. (“BOA”), as agent, and Bank of America Securities LLC, as the sole lead arranger and sole and exclusive book manager. On April 15, 2008, in connection with the Credit Agreement, Tracinda entered into a pledge agreement (the “Pledge Agreement”) with BOA for the pledge of collateral to secure borrowings under the Credit Agreement. On June 10, 2008, Tracinda pledged 36,128,000 shares of Common Stock of the Issuer as collateral under the Pledge Agreement. Pursuant to the Pledge Agreement, all dividends paid on the collateral pledged under the Pledge Agreement (the “Pledged Collateral”) in the form of capital stock will be pledged as additional collateral and, in the event of a default under the Credit Agreement, all voting rights and rights to receive dividends with respect to the Pledged Collateral will become vested in BOA. In connection with the Pledge Agreement, BOA was appointed as the proxyholder for all Pledged Collateral, with the right to exercise all voting rights with respect to such Pledged Collateral only upon an event of default under the Credit Agreement. Upon an event of default under the Credit Agreement, BOA has the right, among others, to transfer all Pledged Collateral into its name or to sell or dispose of such Pledged Collateral.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

4.	Pledge Agreement, dated April 15, 2008. (1)

5.	Revolving Credit Facility Letter Agreement, dated April 15, 2008. (2)

6.	First Amendment to Revolving Credit Facility Letter Agreement, dated May 21, 2008. (2)

(1)	Incorporated by reference to Exhibit (b)(2) to the Filing Persons’ Schedule TO-T filed with the Securities and Exchange Commission on May 9, 2008 (the “Schedule TO”).

(2)	Incorporated by reference to Exhibit (b)(1) or (b)(4), as applicable, to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on May 23, 2008.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 11, 2008

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic Attorney-in-Fact *

*	Power of Attorney, dated February 13, 2008,

previously filed as Exhibit 3

to the Schedule 13D.

EXHIBIT INDEX
Exhibit No.	Description

4.	Pledge Agreement, dated April 15, 2008. (1)

5.	Revolving Credit Facility Letter Agreement, dated April 15, 2008. (2)

6.	First Amendment to Revolving Credit Facility Letter Agreement, dated May 21, 2008. (2)

(1)	Incorporated by reference to Exhibit (b)(2) to the Filing Persons’ Schedule TO-T filed with the Securities and Exchange Commission on May 9, 2008 (the “Schedule TO”).

(2)	Incorporated by reference to Exhibit (b)(1) or (b)(4), as applicable, to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on May 23, 2008.